UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

ENDO Pharmaceuticals Holdings Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class Securities)

29264F205

D. E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

March 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	Check the Appropriate Box if a Member of a Group (SeeInstructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 6,761,675
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,761,675
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,761,675
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 6,785,450
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,785,450
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,785,450
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.	29264F205
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 6,785,450
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,785,450
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,785,450
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2007, by Amendment No. 2 to Schedule 13D filed with the SEC on November 21, 2007, by Amendment No. 3 to Schedule 13D filed with the SEC on December 21, 2007, by Amendment No. 4 to Schedule 13D filed with the SEC on February 28, 2008, by Amendment No. 5 to Schedule 13D filed with the SEC on May 2, 2008, by Amendment No. 6 to Schedule 13D files with the SEC on February 17, 2009, by Amendment No. 7 to Schedule 13D filed with the SEC on March 11, 2009, by Amendment No. 8 to Schedule 13D filed with the SEC on August 28, 2009, and by Amendment No. 9 to Schedule 13D filed with the SEC on October 15, 2009  (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5 of the 13D is hereby supplemented as follows:

(a), (b) Based upon the Issuer’s Form 10-K, filed with the Securities and Exchange Commission on March 1, 2010, there were 117,286,788 Common Shares issued and outstanding as of February 19, 2010.  The 6,761,675 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 5.8% of the Common Shares issued and outstanding.  The 73 Common Shares beneficially owned by Synoptic (the “Synoptic Shares”) represent approximately 0.0% of the Common Shares issued and outstanding.  The 6,785,450 Common Shares beneficially owned by DESCO LP (the “Subject Shares”) represent approximately 5.8% of the Common Shares issued and outstanding.  The Subject Shares are comprised of (i) the Valence Shares, (ii) the Synoptic Shares, and (iii) 23,702 Common Shares under the management of DESIM LLC (the “DESIM Shares”).

Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.  Synoptic has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Synoptic Shares.  DESIM LLC has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DESIM Shares. Valence disclaims beneficial ownership of the Synoptic Shares and DESIM Shares; Synoptic disclaims beneficial ownership of the Valence Shares and DESIM shares; and DESIM LLC disclaims beneficial ownership of the Valence Shares and Synoptic Shares.

DESCO LP, as managing member and investment adviser of Valence, investment adviser of Synoptic, and managing member of DESIM LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Synoptic Shares, and the DESIM Shares.  DESCO LLC, as Synoptic’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Synoptic Shares.  As managing member of DESCO LLC, DESCO II Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Synoptic Shares.  As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Synoptic Shares, and the DESIM Shares.  None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence, the investment adviser of Synoptic, and the managing member of DESIM LLC, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Synoptic, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares from January 22, 2010 through March 23, 2010, which were all brokered transactions, are set forth below:

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
D. E. Shaw Oculus Portfolios, L.L.C.	1/22/2010	20.52[2]	(500)
Synoptic	1/22/2010	20.42[3]	615
Synoptic	1/22/2010	20.51[4]	(700)
Synoptic	1/25/2010	20.16[5]	841
Synoptic	1/25/2010	20.16	(10)
DESIM	1/26/2010	19.95[6]	(400)
Synoptic	1/26/2010	20.08[7]	200
Synoptic	1/26/2010	19.90[8]	(325)
Synoptic	1/27/2010	20.18[9]	1,500
Synoptic	1/27/2010	20.14[10]	(2,584)
Synoptic	1/28/2010	20.01[11]	1,673
Synoptic	1/28/2010	20.03[12]	(459)
Synoptic	1/29/2010	20.04[13]	1,209
Synoptic	1/29/2010	20.14[14]	(2,415)
Synoptic	2/1/2010	19.94[15]	3,899
Synoptic	2/1/2010	19.95[16]	(1,021)
Synoptic	2/2/2010	20.08[17]	764
Synoptic	2/2/2010	20.01[18]	(3,448)
Synoptic	2/3/2010	20.09[19]	2,119
Synoptic	2/3/2010	20.04[20]	(1,000)

1 Where weighted average price is used for the reported transactions, the reporting person undertakes to provide upon request by the U.S. Securities and Exchange Commission, full information regarding the number of shares purchased or sold at each separate price.
2 A weighted average price based on prices ranging from $20.51 to $20.52.
3 A weighted average price based on prices ranging from $20.19 to $20.55.
4 A weighted average price based on prices ranging from $20.37 to $20.60.
5 A weighted average price based on prices ranging from $20.12 to $20.19.
6 A weighted average price based on prices ranging from $19.91 to $20.05.
7 A weighted average price based on prices ranging from $20.05 to $20.11.
8 A weighted average price based on prices ranging from $19.89 to $20.07.
9 A weighted average price based on prices ranging from $19.97 to $20.25.
10 A weighted average price based on prices ranging from $20.11 to $20.26.
11 A weighted average price based on prices ranging from $19.96 to $20.11.
12 A weighted average price based on prices ranging from $19.99 to $20.08.
13 A weighted average price based on prices ranging from $19.92 to $20.21.
14 A weighted average price based on prices ranging from $20.08 to $20.15.
15 A weighted average price based on prices ranging from $19.83 to $20.00.
16 A weighted average price based on prices ranging from $19.92 to $19.98.
17 A weighted average price based on prices ranging from $20.05 to $20.13.
18 A weighted average price based on prices ranging from $19.86 to $20.13.
19 A weighted average price based on prices ranging from $20.05 to $20.12.
20 A weighted average price based on prices ranging from $20.03 to $20.08.

Synoptic	2/4/2010	19.88[21]	4,234
Synoptic	2/4/2010	19.90[22]	(6,054)
Synoptic	2/5/2010	19.46[23]	2,499
Synoptic	2/5/2010	19.45[24]	(1,100)
Synoptic	2/8/2010	19.57[25]	600
Synoptic	2/8/2010	19.65[26]	(255)
Synoptic	2/9/2010	19.54[27]	825
Synoptic	2/9/2010	19.57[28]	(1,050)
Synoptic	2/10/2010	19.55[29]	1,000
Synoptic	2/10/2010	19.50[30]	(935)
Synoptic	2/11/2010	19.60[31]	1,147
Synoptic	2/11/2010	19.69[32]	(1,700)
Synoptic	2/12/2010	19.75[33]	1,104
Synoptic	2/12/2010	19.64[34]	(232)
Synoptic	2/16/2010	19.92[35]	821
Synoptic	2/16/2010	19.95[36]	(1,442)
DESIM	2/17/2010	20.35[37]	(6,360)
Synoptic	2/17/2010	20.45[38]	819
Synoptic	2/17/2010	20.43[39]	(1,100)
DESIM	2/18/2010	20.46[40]	(3,142)
Synoptic	2/18/2010	20.48[41]	800
Synoptic	2/18/2010	20.47[42]	(339)
DESIM	2/19/2010	20.53[43]	(4,300)
Synoptic	2/19/2010	20.62[44]	2,007
Synoptic	2/19/2010	20.58[45]	(766)
DESIM	2/22/2010	21.66[46]	(10,772)
D. E. Shaw Oculus Portfolios, L.L.C.	2/22/2010	21.45[47]	700
Synoptic	2/22/2010	21.83[48]	12,043
Synoptic	2/22/2010	21.76[49]	(11,657)
Synoptic	2/22/2010	22.38	(50)
DESIM	2/23/2010	21.77[50]	(9,842)
Synoptic	2/23/2010	21.61[51]	111
Synoptic	2/23/2010	21.71[52]	(2,241)
DESIM	2/24/2010	21.90[53]	(2,700)
Synoptic	2/24/2010	21.92[54]	500
DESIM	2/25/2010	22.05[55]	(3,200)

21 A weighted average price based on prices ranging from $19.60 to $19.98.
22 A weighted average price based on prices ranging from $19.61 to $20.20.
23 A weighted average price based on prices ranging from $19.30 to $19.67.
24 A weighted average price based on prices ranging from $19.33 to $19.73.
25 A weighted average price based on prices ranging from $19.56 to $19.58.
26 A weighted average price based on prices ranging from $19.56 to $19.76.
27 A weighted average price based on prices ranging from $19.49 to $19.57.
28 A weighted average price based on prices ranging from $19.45 to $19.61.
29 A weighted average price based on prices ranging from $19.53 to $19.55.
30 A weighted average price based on prices ranging from $19.41 to $19.56.
31 A weighted average price based on prices ranging from $19.43 to $19.71.
32 A weighted average price based on prices ranging from $19.44 to $19.77.
33 A weighted average price based on prices ranging from $19.50 to $19.83.
34 A weighted average price based on prices ranging from $19.54 to $19.71.
35 A weighted average price based on prices ranging from $19.77 to $20.00.
36 A weighted average price based on prices ranging from $19.77 to $20.15.
37 A weighted average price based on prices ranging from $20.22 to $20.51.
38 A weighted average price based on prices ranging from $20.42 to $20.48.
39 A weighted average price based on prices ranging from $20.26 to $20.52.
40 A weighted average price based on prices ranging from $20.37 to $20.57.
41 A weighted average price based on prices ranging from $20.45 to $20.66.
42 A weighted average price based on prices ranging from $20.42 to $20.60.
43 A weighted average price based on prices ranging from $20.46 to $20.63.
44 A weighted average price based on prices ranging from $20.49 to $20.63.
45 A weighted average price based on prices ranging from $20.48 to $20.63.
46 A weighted average price based on prices ranging from $21.36 to $22.07.
47 A weighted average price based on prices ranging from $21.38 to $21.53.
48 A weighted average price based on prices ranging from $21.44 to $22.27.
49 A weighted average price based on prices ranging from $21.32 to $22.13.
50 A weighted average price based on prices ranging from $21.60 to $21.98.
51 A weighted average price based on prices ranging from $21.60 to $21.79.
52 A weighted average price based on prices ranging from $21.63 to $21.91.
53 A weighted average price based on prices ranging from $21.78 to $21.98.
54 A weighted average price based on prices ranging from $21.88 to $21.95.
55 A weighted average price based on prices ranging from $21.74 to $22.48.

Synoptic	2/25/2010	22.02[56]	300
Synoptic	2/25/2010	22.16[57]	(258)
DESIM	2/26/2010	22.69[58]	(8,902)
Synoptic	2/26/2010	22.73[59]	645
Synoptic	2/26/2010	22.57[60]	(1,093)
DESIM	3/1/2010	22.41[61]	(3,185)
D. E. Shaw Oculus Portfolios, L.L.C.	3/1/2010	22.43[62]	5,792
Synoptic	3/1/2010	22.43[63]	555
Synoptic	3/1/2010	22.43[64]	(200)
DESIM	3/2/2010	22.74[65]	(2,700)
D. E. Shaw Oculus Portfolios, L.L.C.	3/2/2010	22.75[66]	3,300
Synoptic	3/2/2010	22.67[67]	773
Synoptic	3/2/2010	22.74[68]	(129)
DESIM	3/3/2010	22.66[69]	(1,300)
Synoptic	3/3/2010	22.64	800
Synoptic	3/3/2010	22.64[70]	(631)
DESIM	3/4/2010	23.14[71]	(2,500)
D. E. Shaw Oculus Portfolios, L.L.C.	3/4/2010	23.25[72]	2,903
Synoptic	3/4/2010	22.98[73]	125
Synoptic	3/4/2010	23.01[74]	(1,343)
DESIM	3/5/2010	23.40[75]	(5,671)
D. E. Shaw Oculus Portfolios, L.L.C.	3/5/2010	23.30[76]	300
Synoptic	3/5/2010	23.36[77]	627
Synoptic	3/5/2010	23.38[78]	(703)
DESIM	3/8/2010	23.49[79]	(2,214)
Synoptic	3/8/2010	23.50[80]	785
Synoptic	3/8/2010	23.45[81]	(205)
DESIM	3/9/2010	23.46[82]	(1,400)
Synoptic	3/9/2010	23.45[83]	640
Synoptic	3/9/2010	23.51[84]	(355)
DESIM	3/10/2010	23.45[85]	(1,500)
Synoptic	3/10/2010	23.46[86]	189
Synoptic	3/10/2010	23.46	(1)
DESIM	3/11/2010	23.27[87]	(2,100)
Synoptic	3/11/2010	23.27[88]	(505)
DESIM	3/12/2010	23.57[89]	(1,800)

56 A weighted average price based on prices ranging from $21.93 to $22.07.
57 A weighted average price based on prices ranging from $22.10 to $22.49.
58 A weighted average price based on prices ranging from $22.49 to $22.90.
59 A weighted average price based on prices ranging from $22.48 to $22.85.
60 A weighted average price based on prices ranging from $22.51 to $22.76.
61 A weighted average price based on prices ranging from $22.36 to $22.50.
62 A weighted average price based on prices ranging from $22.37 to $22.58.
63 A weighted average price based on prices ranging from $22.41 to $22.51.
64 A weighted average price based on prices ranging from $22.40 to $22.45.
65 A weighted average price based on prices ranging from $22.60 to $22.91.
66 A weighted average price based on prices ranging from $22.62 to $22.88.
67 A weighted average price based on prices ranging from $22.64 to $22.76.
68 A weighted average price based on prices ranging from $22.64 to $22.81.
69 A weighted average price based on prices ranging from $22.51 to $22.80.
70 A weighted average price based on prices ranging from $22.50 to $22.83.
71 A weighted average price based on prices ranging from $22.75 to $23.33.
72 A weighted average price based on prices ranging from $23.11 to $23.33.
73 A weighted average price based on prices ranging from $22.91 to $23.24.
74 A weighted average price based on prices ranging from $22.73 to $23.27.
75 A weighted average price based on prices ranging from $23.28 to $23.56.
76 A weighted average price based on prices ranging from $23.29 to $23.32.
77 A weighted average price based on prices ranging from $23.28 to $23.53.
78 A weighted average price based on prices ranging from $23.31 to $23.51.
79 A weighted average price based on prices ranging from $23.37 to $23.56.
80 A weighted average price based on prices ranging from $23.42 to $23.55.
81 A weighted average price based on prices ranging from $23.43 to $23.52.
82 A weighted average price based on prices ranging from $23.35 to $23.56.
83 A weighted average price based on prices ranging from $23.38 to $23.55.
84 A weighted average price based on prices ranging from $23.46 to $23.53.
85 A weighted average price based on prices ranging from $23.41 to $23.53.
86 A weighted average price based on prices ranging from $23.45 to $23.46.
87 A weighted average price based on prices ranging from $23.18 to $23.39.
88 A weighted average price based on prices ranging from $23.23 to $23.33.
89 A weighted average price based on prices ranging from $23.35 to $23.78.

Synoptic	3/12/2010	23.72[90]	(230)
DESIM	3/15/2010	23.67[91]	(2,100)
Synoptic	3/15/2010	23.75	98
DESIM	3/16/2010	23.84[92]	(1,300)
D. E. Shaw Oculus Portfolios, L.L.C.	3/16/2010	24.02	500
Synoptic	3/16/2010	23.95[93]	575
DESIM	3/17/2010	24.14[94]	(1,400)
D. E. Shaw Oculus Portfolios, L.L.C.	3/17/2010	24.23[95]	1,700
Synoptic	3/17/2010	24.26[96]	1,100
Synoptic	3/17/2010	24.20[97]	(1,454)
Valence	3/17/2010	24.20[98]	(41,154)
DESIM	3/18/2010	24.25[99]	(200)
Synoptic	3/18/2010	24.29	(31)
Valence	3/18/2010	24.27100	(100,000)
DESIM	3/19/2010	24.43101	(400)
Synoptic	3/19/2010	24.29102	686
Synoptic	3/19/2010	24.33103	(600)
Valence	3/19/2010	24.32104	(100,000)
Synoptic	3/22/2010	24.22	(3)
Valence	3/22/2010	24.48105	(100,000)
Synoptic	3/23/2010	24.72106	(230)
Synoptic	3/23/2010	24.54	60
Valence	3/23/2010	24.70107	(100,000)

(d) Other than with respect to Common Shares which Valence has the right to acquire through call options, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Valence maintains an open short position of 400 Common Shares.

DESCO LP is the investment adviser and DESCO LLC is the managing member of D. E. Shaw Oculus Portfolios, L.L.C., which maintains an open short position of 1,818 Common Shares.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer as of March 23, 2010.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

90 A weighted average price based on prices ranging from $23.62 to $23.77.
91 A weighted average price based on prices ranging from $23.56 to $23.84.
92 A weighted average price based on prices ranging from $23.65 to $24.02.
93 A weighted average price based on prices ranging from $23.88 to $24.02.
94 A weighted average price based on prices ranging from $23.96 to $24.50.
95 A weighted average price based on prices ranging from $24.14 to $24.42.
96 A weighted average price based on prices ranging from $24.16 to $24.38.
97 A weighted average price based on prices ranging from $24.12 to $24.44.
98 A weighted average price based on prices ranging from $24.02 to $24.53.
99 A weighted average price based on prices ranging from $24.12 to $24.38.
100 A weighted average price based on prices ranging from $24.09 to $24.39.
101 A weighted average price based on prices ranging from $24.35 to $24.50.
102 A weighted average price based on prices ranging from $24.23 to $24.35.
103 A weighted average price based on prices ranging from $24.24 to $24.48.
104 A weighted average price based on prices ranging from $24.26 to $24.51.
105 A weighted average price based on prices ranging from $24.41 to $24.52.
106 A weighted average price based on prices ranging from $24.69 to $24.77.
107 A weighted average price based on prices ranging from $24.50 to $24.85.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 23, 2010

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By:	/s/ Rochelle Elias
Rochelle Elias
Authorized Signatory

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias
Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Rochelle Elias
Attorney-in-Fact for David E. Shaw

Exhibit 1

POWER OF ATTORNEY
FOR CERTAIN FILINGS
UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, David E. Shaw, hereby make, constitute, and appoint each of:

Anne Dinning,

Rochelle Elias,

Julius Gaudio,

John Liftin,

Louis Salkind,

Stuart Steckler,

Maximilian Stone, and

Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner, managing member, or manager of other entities, any of which in turn may be acting for itself or other entities) all documents, certificates, instruments, statements, other filings, and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, and 13F and Schedules 13D and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing, or filing any such documents to or with the appropriate governmental or regulatory authority.  Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 24, 2004, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date:  October 24, 2007

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/ David E. Shaw
New York, New York